Shareholder Alert

Please vote against item 2 on the JPM ballot:
Ratification of special meeting provisions in the Firm’s By-Laws
The gamesmanship proposal
The voting deadline is May 15 or May 16

This is the gamesmanship proposal that prevented shareholders from voting on a 2018 shareholder proposal to lower the stock ownership threshold for shareholders to call a special meeting. If the shareholder proposal had appeared on the 2018 JPM ballot JPM management could have opposed it with 3-times as many words. But at least shareholders could read both sides of the issue. With the JPM gamesmanship proposal shareholders can only read management's one-sided opinion.

If shareholders vote for this proposal there is a risk that shareholders will never again be able to vote on a shareholder proposal to lower the stock ownership threshold to call a special shareholder meeting. JPM will potentially be able to checkmate any such future proposals by simply recycling its 2018 gamesmanship proposal.

Plus any shareholder vote for this gamesmanship proposal has less value because JPM has already spent shareholder money on an extra-cost solicitation to prop up the for-vote that JPM obtains. This extra-cost solicitation at shareholder expense could be a sign that JPM is struggling to get votes for its gamesmanship proposal. Plus the value of the vote will be depreciated because shareholders will not have the benefit of reading both sides of this important issue.

For supplemental information please see this EDGAR filing:
https://www.sec.gov/Archives/edgar/data/19617/000121465918002504/d330181px14a6g.htm

Please vote against item 2 on the JPM ballot
John Chevedden
JPM shareholder since 2013

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.  The shareholder asks all shareholders to vote against Item 2. Ratification of special meeting provisions (the Gamesmanship Proposal) following the instruction provided on the management’s proxy mailing.